Exhibit 21.1

List of Subsidiaries

The table below is a complete list of the Company’s subsidiaries as of December 31, 2022:

Name	Principal Activities	Country
Arco Educação S.A.	Holding	Brazil
Arce Participações Ltda.	Holding	Brazil
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil
SAE Digital S.A.	Educational content	Brazil
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil
Atech Soluções Tecnológicas S.A.	Educational technology	Brazil
NLP Soluções Educacionais S.A.	Educational content	Brazil
WPensar S.A.	Educational technology	Brazil
NSE Soluções Educacionais S.A.	Educational content	Brazil
Me Salva! Cursos e Consultorias S.A.	Educational content	Brazil
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational content	Brazil